Mail Stop 3561

September 9, 2008

By Facsimile and U.S. Mail

Mr. Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA   94588-3229

> **Re: Safeway, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 22, 2008**
> **and June 14, 2008**
> **File No. 1-00041**

Dear Mr. Burd:

We have reviewed your supplemental response letter dated June 10, 2008 as well as your filing and have the following comments. As noted in our comment letter dated May 14, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 29, 2007

Item 1. Business, page 5

1.   We have reviewed the reports provided and your response to our prior comment two regarding enterprise-wide disclosures about your products and services. We also note from your response to our prior comments 14, 15 and 16 the information in Exhibit C provided to your Board of Directors which includes sales performance data on eight product categories. Further, we note on page 11 of your 2007 glossy annual report to shareholders your presentation and discussion of customer focus and perceived quality improvement in product categories such as seafood, floral, bakery, prepared foods, meat, produce and deli. It is not clear to us why you believe disclosing 92 to 93% of your revenues in a category entitled "food, drug, general merchandise and other" provides investors with an understanding of your sales mix as opposed to a more meaningful breakdown that would include categories such as meat/seafood, dairy, produce, floral, prescription drugs, bakery, deli, prepared foods and general merchandise items. We are

not persuaded that your proposed enterprise-wide disclosure of product and service revenue information is consistent with the intent of disclosure required by Item 101 of Regulation S-K and paragraph 37 of SFAS 131 which requires disclosure of your revenues from customers for each product or service or each group of similar products or services. Please advise or show us what your disclosure will look like revised in future filings for all periods presented.

2.   You state in the response to our prior comment two that all of your product groups have similar economic characteristics. Please provide us an analysis for each of the periods presented supporting your statement that all of your product groups, with the exception of fuel, have similar economic characteristics. Please include in your analysis financial data such as the gross margins for produce, prepared foods, pharmacy, meat, floral and dry goods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations
Sales, page 21

3.   We note your revised disclosure and response to our prior comment five regarding the disclosure of the business reasons for the $2.1 billion, or 5.2% increase in net sales in 2007. Please also clearly disclose whether the execution of marketing strategies generated or supported higher prices or resulted in increased customer volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Notes L. Segments, page 63

4.   We note your response to our prior comment 15 relating to your compliance with the segment reporting and disclosure requirements of SFAS 131. Based on our review of your reports provided, performance is assessed at least at the division level and it appears the economic characteristics between certain divisions are sufficiently dissimilar to disallow aggregation under paragraph 17 of SFAS 131. You stated gross margin is an important indicator that the retail divisions have similar economic characteristics. It is not clear how you concluded these operating segments had similar economic characteristics given the disparity in divisional gross margin performance for the periods provided. Please tell us what quantitative measures in addition to gross margin are used to compare operating segments for economic similarities. Further, please provide us with additional historical and future financial data considered in your evaluation of the long-term financial performance of your operating segments supporting your aggregation of the 12 divisions into one reportable segment.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief